SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1998 or

[ ] Transition  report  pursuant to Section 15(d) of the Securities  Exchange
     Act of 1934 for the transition period from ______ to _______



                                     0-26994
                            (Commission File Number)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         ADVENT SOFTWARE, INC. PROFIT SHARING AND EMPLOYEE SAVINGS PLAN
   ---------------------------------------------------------------------------

B. Name of isuer of the securities held pursuant to the plan and the address of its principal executive office.


                              ADVENT SOFTWARE, INC.
                         301 Brannan Street, Sixth Floor
                             San Francisco, CA 94107
         --------------------------------------------------------------

                              ADVENT SOFTWARE, INC.
                    PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



                              ADVENT SOFTWARE, INC.
                    PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

                            Financial Statements and
                             Supplemental Schedules

                     Years ended December 31, 1998 and 1997



                                Table of Contents

Independent Accountants' Report..............................................1-2

Financial Statements:

Statements of Net Assets Available for Plan Benefits...........................3
Statements of Changes in Net Assets Available for Plan Benefits,
   With Fund Information.......................................................4
Notes to Financial Statements..................................................5

Supplemental Schedules as of and for the year ended
   December 31, 1998 .........................................................10

27a,  Part I       -  Schedule of Assets Held for Investment Purposes
27d,  Part V       -  Schedule of Reportable Transactions

To the Participants and
Plan Administrator of the
Advent Software, Inc.
Profit Sharing and Employee Savings Plan

                         INDEPENDENT ACCOUNTANTS' REPORT

         We have audited the financial statements and supplemental schedules of the Advent Software, Inc. Profit Sharing and Employee Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The fund information in the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits for each fund. The supplemental information and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                        MOHLER, NIXON & WILLIAMS
                                                         Accountancy Corporation

Campbell, California
June 21, 1999

                              ADVENT SOFTWARE, INC.
                    PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                   December 31,
                                         ---------------------------------

                                                1998             1997
                                         ----------------  ---------------
Investments, at fair value                    $8,689,321       $6,307,272
                                         ----------------  ---------------
  Assets held for investment purposes          8,689,321        6,307,272

Participants' contribution receivable                  -           37,184
Employer's contribution receivable               406,235          259,803
Other payable                                   (150,392)               -
                                         ----------------  ---------------
  Net assets available for plan benefits      $8,945,164       $6,604,259
                                         ================  ===============


                              ADVENT SOFTWARE, INC.
                    PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                 For the years ended December 31, 1998 and 1997


                                  Smith Barney
                       --------------------------------------------------------------------------------------------

                                                                                          Advent
                                                      Oppenheimer                         Software,
                       Employee            Ryan Labs   Capital   Value Line   Templeton   Inc.      GSA        S&P
                       Benefit    Reserve  Government   Value    Small-Cap  International Common  Socially   Equity
                       Deposit    Deposit  Bond Index   Equity   Equity     Value Equity  Stock   Responsible Index
                       Account II Account    Fund      Fund IV   Fund V      Fund IX      Fund      Fund      Fund
                       ---------  -------- ---------- --------- ----------  ----------- --------- --------- --------

Net assets available
for plan benefits at
December 31, 1996      $199,076  $47,502  $151,594  $1,176,680  $1,259,309 $1,005,425   $58,745  $120,907
                       --------- -------- --------- ----------- ---------- ----------- --------- ---------

Employer's contribution  12,273              8,990      65,852     74,031      55,791               6,934

Participants'
contributions/
rollovers                51,067             76,413     521,108    512,671     407,295    41,361    96,391

Withdrawals/
distributions          (102,740) (33,639)   (6,666)    (91,482)  (130,745)    (90,829)     (853)   (9,706)

Dividends and interest    3,719

Net appreciation in
   fair value of
   investments                              14,767     350,762    253,806      90,401     1,459    38,285

Administrative fees      (1,967)            (2,217)    (21,862)   (21,985)    (18,412)     (483)     (977)

Transfers in (out)       78,849            (11,123)    (65,259)     1,743     (38,653)   15,335    16,665

                       --------- -------- --------- ----------- ---------- --------------------- ---------
Increase (decrease) in
net assets               41,201  (33,639)   80,164     759,119    689,521     405,593    56,819   147,592
                       --------- -------- --------- ----------- ---------- --------------------- ---------

Net assets available
for plan benefits at
December 31, 1997       240,277   13,863   231,758   1,935,799  1,948,830   1,411,018   115,564   268,499
                       --------- -------- --------- ----------- ---------- --------------------- ---------

Employer's contribution  18,699             11,428      71,749     69,512      60,917     4,219    22,778

Participants'
contributions/
rollovers               116,788             69,922     533,504    485,424     439,227    58,955   216,437   $83,066

Withdrawals/
distributions           (26,158) (13,863)  (33,301)   (191,265)  (151,822)   (152,654)   (9,246)  (49,733)    1,781

Dividends and interest       34              1,256       5,386      3,654       2,976        40     1,406

Net loan activities        (457)             2,183     (14,650)    (6,718)    (13,520)     (578)   (8,070)

Forfeitures              19,627             (1,193)     (8,742)    (5,656)     (5,353)   (3,104)   (1,881)      (28)

Net appreciation
(depreciation)
in fair value of
investments              13,451             25,113     163,527   (148,920)     16,551   105,392   125,372    43,444

Administrative fees         (12)              (429)     (4,876)    (4,799)     (3,472)                (23)

Transfers in (out)      116,983             15,155     (15,527)  (166,945)      8,101    14,993   119,664   164,128
                       --------- -------- --------- ----------- ---------- ----------- --------- --------- ---------

Increase(decrease)in
net assets              258,955  (13,863)   90,134     539,106     73,730     352,773   170,671   425,950   292,391
                       --------- -------- --------- ----------- ---------- ----------- --------- --------- ---------

Net assets available
for plan benefits at
December 31, 1998      $499,232      $ -  $321,892  $2,474,905  $2,022,560 $1,763,791  $286,235  $694,449  $292,391
                       ========= ======== ========= =========== ========== =========== ========= ========= =========



Table Continued

                                     Participant  Contributions
                                        Loans      Receivable     Total
                                      --------    ------------   --------
Net assets available
for plan benefits at
December 31, 1996                     $125,418     $223,871    $4,368,527
                                      --------     ---------   -----------

Employer's contribution                              35,932       259,803

Participants'
contributions/
rollovers                                            37,184     1,743,490

Withdrawals/
distributions                                                    (466,660)

Dividends and interest                  13,803                     17,522

Net appreciation in
   fair value of
   investments                                                    749,480

Administrative fees                                               (67,903)

Transfers in (out)                       2,443                          -

                                       --------    ---------   -----------
Increase (decrease) in
net assets                              16,246       73,116     2,235,732
                                       --------    ---------   -----------

Net assets available
for plan benefits at
December 31, 1997                      141,664      296,987     6,604,259
                                       --------    ---------   -----------

Employer's contribution                             146,432       405,734

Participants'
contributions/
rollovers                                           (37,184)    1,966,139

Withdrawals/
distributions                                                    (626,261)

Dividends and interest                                             14,752

Net loan activities                     41,810                          -

Forfeitures                                                        (6,330)

Net appreciation
(depreciation)
in fair value of
investments                                                       343,930

Administrative fees                                               (13,611)

Transfers in (out)                                                256,552
                                       --------    ---------   -----------

Increase(decrease)in
net assets                              41,810      109,248     2,340,905
                                       --------    ---------   -----------

Net assets available
for plan benefits at
December 31, 1998                     $183,474     $406,235    $8,945,164
                                      ========    =========    ===========

                     See independent accountants' report and
                   accompanying notes to financial statements.

                              ADVENT SOFTWARE, INC.
                    PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1997

Note 1 - The Plan and its significant accounting policies:

     The following description of the Advent Software, Inc. (the Company) Profit Sharing and Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan that was established in 1988 by the Company to provide benefits to eligible employees. The Plan covers all employees of the Company who are not: 1) otherwise covered by a collective bargaining agreement, 2) employees of affiliated employers who have not adopted the Plan, or 3) independent contractors. Plan entry dates are the first day of the Plan year and the first day of the seventh month of the Plan year.

     During 1998, the Company purchased MicroEdge, Inc. The former eligible employees of MicroEdge, Inc. could elect to contribute to the Plan as of July 1, 1998, and the plan assets other than the Index Fund were transferred into the Plan in August 1998 in the approximate amount of $257,000. Assets in the amount of $30,980 in the Index Fund were transferred in January 1999.

     The Plan administrator intends that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code (Code) and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration -

     The Company has appointed an Administrative Committee (the Committee) to manage the day-to-day operation and administration of the Plan. A third-party administrator processes and maintains the records of participant data. Smith Barney Corporate Trust Company (Smith Barney) is the Plan's trustee. The Plan paid for administrative expenses through February 1998; subsequently the Company paid all administrative expenses of the Plan.

Investments -

     Investments of the Plan are held by Smith Barney and invested based solely upon instructions received from participants.

     The Plan's investment in mutual funds, money market funds and the Company stock fund are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.

Vesting -

     Participants are immediately vested in their salary deferral, employer matching, and rollover contributions and related earnings. Participants vest ratably and are fully vested in the employer's profit sharing contribution allocated to their accounts after six years of credited service. Participants become fully vested upon death, attainment of normal retirement age, disability and separation of service.

Income taxes -

     The Plan has been amended since receiving its latest favorable determination letter dated December 1, 1993. However, the Company intends that the Plan continue to qualify under the applicable requirements of the Code and related state statutes, and remains exempt from federal income and state franchise taxes.

Estimates -

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties -

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

Note 2 - Participation and benefits:

Participant contributions -

     Participants may elect to have the Company contribute a percentage, up to 15%, of their eligible pre-tax compensation up to the amount allowable under the Code. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in 1% increments.

     Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions -

     The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. In 1998 and 1997, the Company matched 50% of the first $1,000 of eligible participant's deferrals, up to a maximum of $500. The Plan also allows for a discretionary profit sharing contribution. The Company's actual profit sharing contribution may be decreased by certain available forfeitures, if any, during the Plan year. The discretionary contributions for the years ended December 31, 1998 and 1997 were approximately $250,000 and $117,000, respectively.

Participant accounts -

     Each participant's account is credited with the participant's contribution, Plan earnings or losses, and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on participant contributions or employee eligible compensation, as defined in the Plan.

Payment of benefits -

     Upon termination, the participant or beneficiary will receive the benefits in a lump-sum amount or in annual, semiannual, quarterly, or monthly installments for a period which shall not extend beyond a participant's, or participant and designated beneficiary's life expectancy. The Plan allows for automatic lump-sum distribution of account balances that do not exceed IRS regulations.

Loans to participants -

     The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their vested account balances. The loans are secured by the participants' vested balances. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five year period, unless the loan is used for the purchase of a residence in which case the maximum repayment period may be longer than five years. The specific terms and conditions of such loans are established by the Committee.

Note 3 - Party in interest transactions:

     As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 1998 and 1997 was as follows:

       Number of shares            Fair value                   Cost

1998      6,089                     $286,235                  $188,628
1997      4,174                     $115,564                  $106,965

Note 4 - Plan termination and/or modification:

     The Company intends to continue the Plan indefinitely for the benefit of its participants and their beneficiaries; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

Note 5 - Investments:

     The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                      1998                 1997
                                                      ----                 ----

Smith Barney:
  Employee Benefit Deposit Account II        $      450,575       $      240,277
  Reserve Deposit Account                           237,645               13,863
  Ryan Labs Government Bond Index Fund              318,904              231,758
  Oppenheimer Capital Value
           Equity Fund IV                         2,456,591            1,935,799
  Value Line Small-Cap Equity Fund V              2,017,857            1,948,830
  Templeton International
         Value Equity Fund IX                     1,753,334            1,411,018
  Advent Software, Inc. Common Stock Fund           286,235              115,564
  GSA Socially Responsible Fund                     692,389              268,499
  S&P Equity Index Fund                             292,317                    -
  Participant Loans                                 183,474              141,664
                                             --------------       --------------

                                                  8,689,321            6,307,272

Employer's contribution receivable                  406,235              259,803
Participants' contribution receivable                     -               37,184
Other payable                                      (150,392)                   -
                                             ---------------      --------------

         Net assets available for
              plan benefits                      $8,945,164           $6,604,259
                                                 ==========           ==========

     The ending balances reported in the statements of changes in net assets available for plan benefits for the years ended December 31, 1998 and 1997 may differ from those reported above due to adjustments to present the information on the accrual basis of accounting.

Note 6 - Year 2000 compliance (unaudited):

     As the company primarily uses third-party service providers to administer the Plan, such providers have represented to the Company that their systems are year 2000 compliant and do not anticipate any significant problems related to the year 2000 issue.

                              ADVENT SOFTWARE, INC.
                    PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

                             SUPPLEMENTAL SCHEDULES

                                DECEMBER 31, 1998


                              ADVENT SOFTWARE, INC.
                    PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

                                                                                                                E.I.N.:  94-3065325
                                                                                                                       Plan #:  001

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1998


  (a)                      (b)                                        (c)                          (d)                (e)
                                                        Description of investment including
           Identity of issue, borrower, lessor,         maturity date, rate of interest,                            Current
                     or similar party                  collateral, par or maturity value           Cost              Value
------ ----------------------------------------------- -------------------------------------   -------------     ---------------

       Smith Barney Trust Company:
         Employee Benefit Deposit Account II             Money Market Fund                        $450,575            $450,575
         Reserve Deposit Account                         Cash                                      236,936             236,936
         Ryan Labs Government Bond Index Fund            Mutual Fund                               282,378             318,904
         Oppenheimer Capital Value Equity Fund IV        Mutual Fund                             1,901,782           2,456,591
         Value Line Small-Cap Equity Fund V              Mutual Fund                             1,820,374           2,017,857
         Templeton International Value Equity Fund IX    Mutual Fund                             1,570,514           1,753,334
   *     Advent Software, Inc. Common Stock Fund         Common Stock                              188,628             286,944
         GSA Socially Responsible Fund                   Mutual Fund                               493,247             692,389
         S&P Equity Index Fund                           Mutual Fund                               249,962             292,317
   *     Participant loans (8% to 11%)                   Loan Fund                                                     183,474
                                                                                                                ---------------

       Total assets held for investment
         purposes                                                                                                   $8,689,321

   *   Parties-in-interest

                                      -10-


                              ADVENT SOFTWARE, INC.
                    PROFIT SHARING AND EMPLOYEE SAVINGS PLAN
                               E.I.N.: 94-3065325
                                   Plan #: 001

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                      For the year ended December 31, 1998


                     (a)                               (b)               (c)         (d)          (g)           (h)          (i)
                                                Description of asset                                        Current value
                                                inluding interest rate                                       of asset on
                                                and maturity in case   Purchase    Selling      Cost of     transaction   Net gain
          Identity of party involved               of a loan)           price       price        asset         date       or (loss)
----------------------------------------------- --------------------   ----------- ----------- ------------ ------------- ----------
----------------------------------------------- --------------------   ----------- ----------- ------------ ------------- ----------

Smith Barney Trust Company:
   Reserve Deposit Account                            Cash             $3,326,067               $3,326,067    $3,326,067  $        -
   Reserve Deposit Account                            Cash                         $3,125,723    3,125,723     3,125,723           -
   Value Line Small Cap Equity Fund V              Mutual Fund            658,289                  658,289       658,289           -
   Value Line Small Cap Equity Fund V              Mutual Fund                        454,546      440,243       454,546      14,303
  Oppenheimer Capital Value Equity Fund IV         Mutual Fund            762,925                  762,925       762,925           -
  Oppenheimer Capital Value Equity Fund IV         Mutual Fund                        421,989      332,042       421,989      89,947
  Templeton International Value Equity Fund IX     Mutual Fund            643,144                  643,144       643,144           -
  Templeton International Value Equity Fund IX     Mutual Fund                        329,995      297,543       329,995      32,452
   Employee Benefit Deposit Acct II               Money Market Fund       434,053                  434,053       434,053           -
   Employee Benefit Deposit Acct II               Money Market Fund                   222,847      222,847       222,847           -
   GSA Socially Responsible Fund                   Mutual Fund            358,404                  358,404       358,404           -
   GSA Socially Responsible Fund                   Mutual Fund                         57,826       34,696        57,826      23,130


                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                           ADVENT SOFTWARE, INC.
                                                            PROFIT SHARING AND
                                                           EMPLOYEE SAVINGS PLAN

Dated: June 29, 1999                                   By:/S/ IRV H. LICHTENWALD
                                                          ----------------------
                                                              Irv H. Lichtenwald
                                                    Title: on behalf of the Plan
                                      Administrator of the Advent Software, Inc.
                                        Profit Sharing and Employee Savings Plan

--------------------------------------------------------------------------------

                                                                    EXHIBIT 23.1


                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement of Advent Software, Inc. on Form S-8 of our report dated June 21, 1999, with respect to the financial statements and schedules of the Advent Software, Inc. Profit Sharing and Employee Savings Plan included in the Annual Report for the Plan for the plan years ended December 31, 1998 and 1997, as filed on Form 11-K with the Securities and Exchange Commission. We also consent to the use of our name on our report, dated June 21, 1999, with respect to the financial statements and schedules of the Advent Software, Inc. Profit Sharing and Employee Savings Plan for the years ended December 31, 10998 and 1997, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.



                                                        MOHLER, NIXON & WILLIAMS
                                                         Accountancy Corporation

Campbell, California
June 21, 1999